Unitil Corporation

6 Liberty Lane West

Hampton, New Hampshire 03842

December 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Katherine Bagley

Re:	Unitil Corporation (the “Registrant”)
Registration Statement on Form S-3
Filed November 3, 2017
File No. 333-221333

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 AM (Eastern Time), on Friday, December 8, 2017, or as soon thereafter as practicable.

If the staff has any further questions concerning this letter, or if you require any additional information, please feel free to contact Thomas H. Redekopp of Duane Morris LLP at (857) 488-4231.

Very truly yours, UNITIL CORPORATION

By:	/s/ Mark H. Collin
Name: Title:	Mark H. Collin Senior Vice President, Chief Financial Officer and Treasurer
cc:	Thomas H. Redekopp, Esq.